iCurie, Inc.
1395 Brickell Avenue, Suite 800
Miami, Florida 33131
December 2, 2005
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn:	Julie Sherman Division of Corporation Finance

Re:	Comments on iCurie, Inc.’s Form 8-K dated July 8, 2005 (the “Form 8-K”) File Number: 333-64840
Dear Ms. Sherman:
Please find below our responses to the Staff’s comments to the 8-K contained in a letter from the Staff dated November 2, 2005 (the “Comment Letter”). Capitalized terms used but not defined herein shall have the meanings given to them in the 8-K or the Comment Letter, as the case may be. As requested, the following numbered paragraphs reference the corresponding comments contained in the Comment Letter.
1.        The financial statements of iCurie Lab, Inc (“iCurie Korea”) included in the Form 8-K were for the years ended December 31, 2003 and 2004 and were accompanied by an audit report dated February 7, 2005. The audit opinion was issued by Shinhan Accounting Corporation, a Korean Company, for iCurie Korea. The 2003 period of iCurie Korea was presented as it was the predecessor operations of iCurie Lab Holdings Limited (“iCurie UK”).
As part of Form 8-K, the Consolidated Financial Statements as of December 31, 2004 for iCurie UK were presented with an audit date of June 24, 2005. These Consolidated Financial Statements include the financial results as of December 31, 2004 of iCurie Korea as the audit report in the Consolidated Financial Statements of iCurie UK made reference to the 2004 iCurie Korea audit report. The audit opinion of iCurie UK does include a going concern explanatory paragraph, which include iCurie Korea. The auditors of iCurie Korea did not feel it necessary to include a going concern paragraph in their audit report as sufficient disclosure was provided in Footnote 18 of the Financial Statements.
2.        iCurie Korea entered into an agreement to sell its intangible asset (patent and related intellectual property rights of Micro Cooling Systems) to iCurie UK in June 2004. As a result of this transaction, iCurie Korea recognized a gain on disposition of intangible assets, net of acquisition cost for the patents and related legal fees. All expenses related to develop the intangible assets were expensed as incurred in the year the expenditure was made. The resulting

Securities and Exchange Commission
December 2, 2005

gain was classified as Other Income since the transaction was not part of the core revenue stream of iCurie Korea. This intercompany transaction was eliminated in the Consolidated Financial Statements of iCurie UK as of December 31, 2004, as disclosed in footnote 1 of the Consolidated Financial Statements.
3.        The Company has reviewed EITF 00-19 and EITF 05-04 and their effect on the accounting of the Registration Rights Agreement. The Company has taken a position similar to the proponents of View C of EITF 05-04. View C notes that the Registration Rights Agreement (the “Registration Rights”) and the Preferred Stock Series A Offering (the “Series A Offering”) are separate freestanding agreements, since the two agreements relate to different risks, they should be accounted for separately.
The Registration Rights Agreement (the “Agreement”) was filed on October 6, 2005 as Exhibit 10.1 of Form SB-2. Section 1.1(b) of the Agreement states “The Company, in its sole discretion, shall pay the Non-Registration Event Penalty Payment in cash or in shares of its Series A Preferred Stock (valued at the original Purchase Price of $0.88 per share).” As stated in Paragraph 7 of EITF 00-19, “if the contract provides the company with a choice of net-cash settlement or settlement in shares, the Model assumes settlement in shares.” EITF 05-04 Paragraph 30-35 discusses registration rights penalties payable in shares. Paragraph 35 states, “Holders of View C would classify the financial instrument as equity. The penalty provision, which is an obligation to issue a variable number of shares, would be accounted for as a liability.”
The Company filed its third quarter 10-QSB with the SEC on November 21, 2005. The Company accounted for the Series A Offering as equity as described in Note 4 Stockholders’ Equity. The Company accounted for the Registration Rights as a potential liability as described in Note 3 Commitments. The Company recorded a total liability of $369,516 for the period ended September 30, 2005 for potential non-registration event penalties.
Paragraph 1.1 (a) and (b) of the Agreement discusses the two events that trigger a “Non-Registration Event” and defines the liquidated damages as “an amount equal to 1% of the aggregate purchase price” to be paid “for each 30 day period during the pendancy of such Non-Registration Event”. These penalties are not subject to a limit or maximum amount. A liability of $184,758 was recorded for not filing the registration statement by the “Required Filing Date,” which is within 60 days of July 11, 2005 (the “Closing Date”). However, the Company filed its SB-2 Registration Statement on October 6, 2005, which was less than 30 days following the Non-Registration Event. Therefore, although such potential obligations have been provided for in the accounts, the Company believes it can take the position that it is not obligated to pay a penalty fee related to the required filing of its SB-2 Registration Statement.
An additional liability of $184,758 was recorded for not having the Registration Statement declared effective within 120 days of the Closing Date, defined as the “Required Effectiveness Date”. However, the Company anticipates that the Registration Statement will be declared

Securities and Exchange Commission
December 2, 2005

effective within 30 days following the Non-Registration Event. Therefore, although such potential obligations have been provided for in the accounts, the Company believes it can take the position that it is not obligated to pay a penalty fee related to the Required Effectiveness Date of its SB-2 Registration Statement.
The Registration Rights Agreement states “the Company shall be required to keep such Registration Statement continuously effective for a period of two years after the Required Registration Statement first becomes effective.” There are no stated penalties associated with this clause other than normal remedies available at law. Therefore, no accounting has been contemplated for this clause.
If there are any questions in connection with the responses contained herein, please do not hesitate to contact me at (305) 529-6290.
Sincerely,
/s/ Michael Karpheden
Michael Karpheden
CFO
iCurie, Inc.
cc:      Jay Webb